MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

May 11, 2007

3.	News Release

A news release dated May 11, 2007, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on May 11, 2007 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On May 11, 2007, TransGlobe announced well results at Narmer #1.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

May 14, 2007

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
WELL RESULTS AT NARMER #1 , NUQRA BLOCK 1, EGYPT

Calgary, Alberta, Friday, May 11, 2007 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces well results at Narmer #1.

Nuqra Block 1, Arab Republic of Egypt (50% working interest)
The Narmer #1 exploration well was drilled to a total measured depth of 2,701 meters (8,860 feet) and subsequently plugged and abandoned. Strong hydrocarbon shows were encountered in the Cretaceous sands from 380 to 840 meters (1,250 to 2,750 feet) however the log analysis indicated the reservoir sands were water-bearing. No hydrocarbon shows were encountered in the Jurassic sands. Narmer #1 was targeting Jurassic sands and was not optimally located for a Cretaceous target. The hydrocarbon shows and well logs indicate the presence of a 460 meter (1,500 foot) interval of mature source rocks in the Cretaceous section of the Nuqra basin. The identification of mature source rocks, at this shallow depth, reduces the risk and the cost of future exploration drilling. Narmer #1 has confirmed that hydrocarbons are being generated in this under-explored basin. The seismic data will be remapped to attempt to identify Cretaceous targets for a possible future drilling program.

The contingent well proposed for West Narmer #1 will not be drilled as it was targeting a Jurassic prospect similar to the Narmer #1 well. The drilling rig was released on May 11 to the operator of the adjacent exploration block located west of the Nile. The Narmer #1 well was the second of a two-well commitment targeting Cretaceous and Jurassic prospects in the Nuqra/Kom Ombo rift basin located near Aswan, Egypt. The current exploration period expires on July 17, 2009 and may be extended to July 17, 2012 with an exploration commitment of two wells.

About TransGlobe Energy Corporation
TransGlobe Energy is an oil and gas producer with proved reserves and production operations in The Republic of Yemen and in Alberta, Canada. TransGlobe has an active exploration and development program planned for 2007 in The Republic of Yemen, the Arab Republic of Egypt and in Canada. The Company owns working interests in more than 6.6 million acres across their operating regions. In 2006, the Company set new records for total proved reserves and annual production. Calgary-based, TransGlobe Energy’s common shares trade as “TGL” on the Toronto Stock Exchange and “TGA” on the American Stock Exchange.

Cautionary Statement to Investors:

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Lloyd Herrick	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
Lloyd W. Herrick	#2500, 605 – 5th Avenue, S.W.,
Vice President & C.O.O.	Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com